EXHIBIT 3.2
CERTIFICATE OF AMENDMENT
TO
FOURTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
IMARX THERAPEUTICS, INC.
          ImaRx Therapeutics, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:
          1. Effective as of 5:00 p.m. Eastern Time on September 12, 2006 (the “Effective Time”), there is effected a six-for-ten reverse stock split (the “Reverse Split”) of the Corporation’s issued and outstanding shares of common stock, $.0001 par value per share (“Common Stock”), whereby every TEN shares of Common Stock issued and outstanding immediately prior to the Effective Time (the “Old Common Stock”) shall, automatically without any action on the part of the holder thereof, be converted into SIX shares of Common Stock (the “New Common Stock”). After giving effect to the Reverse Split, all shares shall be rounded down to the nearest whole number of shares, no fractional shares shall be issued and cash shall be paid in lieu thereof in an amount equal to the product of such fraction multiplied by the estimated fair value of one share of New Common Stock as determined in good faith by the Board of Directors of the Corporation. Each holder of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Old Common Stock (the “Old Certificates”) shall, from and after the Effective Time, be entitled to receive upon surrender of such Old Certificates to the Corporation’s transfer agent for cancellation, a certificate or certificates representing outstanding shares of New Common Stock into which the shares of Old Common Stock formerly represented by such Old Certificates so surrendered were combined pursuant to the terms of this Section 1. Until surrendered by the holder thereof, each Old Certificate shall, from and after the Effective Time, no longer represent the shares of Old Common Stock stated on the face of such Old Certificate but shall be deemed to represent only the number of shares of New Common Stock into which such shares of Old Common Stock were combined as a result of the Reverse Split.
          2. Pursuant to this Certificate of Amendment, the first paragraph of Article IV of the Corporation’s Fourth Amended and Restated Certificate of Incorporation shall be deleted and replaced in its entirety with the following:
“Immediately upon the effectiveness of this Certificate of Amendment to Fourth Amended and Restated Certificate of Incorporation of the Corporation, the Corporation shall effect a reverse stock split pursuant to which every TEN shares of issued and outstanding Common Stock shall become SIX shares of Common Stock. After giving effect to the foregoing reverse stock split, the total number of shares which the Corporation will have authority to issue is 100,000,000 shares, consisting of 70,000,000 shares of common stock, par value $.0001 per share (the “Common Stock”) and 30,000,000 shares of preferred stock, par value $.0001 per share (the “Preferred Stock”).”

          3. The foregoing amendment to the Corporation’s Fourth Amended and Restated Certificate of Incorporation has been duly approved by the Board of Directors of the Corporation in accordance with the provisions of Sections 141 and 242 of the General Corporation Law.
          4. The foregoing amendment to the Corporation’s Fourth Amended and Restated Certificate of Incorporation has been duly approved by the written consent of the stockholders in accordance with Sections 228 and 242 of the General Corporation Law.
          5. This Certificate of Amendment shall be effective as of 5:00 p.m. Eastern Time on September 12, 2006.
[signature page follows]

          IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to Fourth Amended and Restated Certificate of Incorporation to be signed by its Chief Executive Officer this 1st day of September, 2006.

IMARX THERAPEUTICS, INC.

/s/ Evan Unger

Evan C. Unger, M.D., Chief Executive Officer